

June 14, 2011

Mr. Peter Chin
Chief Executive Officer
Disability Access Corporation
720 W. Cheyenne Ave. Suite 210
North Las Vegas, NV 89030

> **Re:** **Disability Access Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 22, 2011**
> **File No. 000-53538**

Dear Mr. Chin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Critical Accounting Policies, page 17

Intangible and Long-Lived Assets, page 18

1.   We note that you consider accounting for goodwill to be one of your critical accounting policies. Please tell us how you assessed the value of your goodwill during 2010 to determine there was no impairment, and tell us the percentage by which the fair value of goodwill exceeded its carrying value as of the date of the most recent test.

Item 9A. Controls and Procedures, page 20

Evaluation of and Report on Internal Control over Financial Reporting, page 20

2.   We note from your disclosure on page 21 that management assessed the effectiveness of
your internal control over financial reporting as of December 31, 2010. Please amend
your filing to disclose management's conclusion about the effectiveness of your internal
controls over financial reporting as of December 31, 2010.

Item 12. Security ownership of Certain Beneficial Owners and Management and related Matters,
page 24

3.   We note in your table on page 25 that all directors and executive persons beneficially
own 2.15 billion common shares, and that constitutes 55% of the class. Please tell us
how this percentage was calculated.

Report of Independent Registered Public Accounting Firm, page F-2

4.   Please have your auditor revise their report to correct the report date, which should be
subsequent to the balance sheet date.

Note 4 – Convertible Debentures and Notes Payable, page F-12

5.   You disclose that you recorded a gain on extinguishment of debt in the aggregate amount
of $141,606. Please tell us what period this gain relates to, and where this amount is
recorded in your statements of operations and statements of cash flows. Additionally,
please tell us if this amount is related to the $143,747 debt forgiveness, effective
February 23, 2010, disclosed in the last paragraph on page F-11.

Note 6 – Stockholders' Equity, page F-12

6.   We note from your disclosure that on February 1, 2010, Barbara Thorpe was granted
100,000 shares of Preferred Series C Stock, and that you valued the grant at $1,000,
based on the value of the underlying shares of common stock, which would value your
common shares at $.0001 per share. Please tell us how you determined this was the value
of a share of your common stock, and how you determined this transaction should be
valued based on the value of your shares, and not based on the value of the services
performed, which may be more readily determinable. We note your disclosure on the
cover page of your Form 10-K, and elsewhere in the document, that there is no market for
your common stock.

7.   We note from your disclosure that on February 1, 2010, Barbara Thorpe was required to
exchange $1 million worth of Preferred Series E shares in PTS for one million dollars'
worth of DBYC Preferred Series B shares, and that you issued her 1 million Preferred
Series B shares, each convertible into $1 worth of your common stock. Given that the

value of the underlying shares is $1 million, please tell why you have recorded a capital transaction valued at $10 in connection with the issuance of these shares.

8. We note from your disclosure that each share of Series B convertible preferred stock is convertible into $1 worth of common stock, based on the average of the lowest 3 closing prices for the 20 day period prior to conversion. Given the current closing price of your common stock, which appears to be $.0001 per share, the Series B preferred shares held by Barbara Thorpe would be convertible into 10 billion common shares. Please confirm that this is accurate, and if so, tell us why you have not disclosed this in the table on page 25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief